June 22, 2012

VIA HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jay Williamson, Esq.

Re: ZenVault Medical Corporation
Form 1-A Offering Statement (File No. 024-10291) and Acceleration Request Pertaining Thereto

Ladies and Gentlemen:

ZenVault Medical Corporation (the *"Company"*), hereby respectfully requests that the Securities and Exchange Commission (the *"Commission"*), take appropriate action to cause the above-referenced Offering Statement on Form 1-A, as amended, to become qualified on Tuesday, June 26, 2012 or as soon thereafter as is practicable.

In connection with the foregoing, the Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ZENVAULT MEDICAL CORPORATION



By: _____ 6/22/12
     John C. Botdorf
     Executive Chairman

cc: Alan S. Gin, Chief Executive Officer
      Robert W. Walter, Esq., *Richardson & Patel, LLP*